EX-99.d.2.a

EXHIBIT A*

SUBADVISORY AGREEMENT AMONG

 ABERDEEN ASSET MANAGEMENT INC., ABERDEEN FUNDS

AND ABERDEEN ASSET MANAGEMENT ASIA LIMITED

The Subadviser is entitled to the percentage of the advisory fee received after fee waivers and expense reimbursements, if any, by the Adviser for the relevant Fund as detailed below:

Funds of the Trust	Subadvisory Fees
Aberdeen China Opportunities Fund	90%
Aberdeen Emerging Markets Fund	45%
Aberdeen International Equity Fund	0%
Aberdeen Global Equity Fund	0%
Aberdeen Asia Bond Institutional Fund	90%
Aberdeen Global Fixed Income Fund**	0%
Aberdeen Global Small Cap Fund**	0%
Aberdeen International Equity Institutional Fund	0%
Aberdeen Emerging Markets Institutional Fund	45%
Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund	90%
Aberdeen Global High Yield Bond Fund	5%
Aberdeen Asia-Pacific Smaller Companies Fund	90%

*                 As most recently approved at the March 8, 2011 Board Meeting.

**          Effective July 1, 2010.